Exhibit (a)(1)(i)
CARLYLE CREDIT SOLUTIONS, INC.
One Vanderbilt Avenue, Suite 3400
New York, New York 10017
If you do not want to sell your shares of common stock at this time, please disregard this notice.
This is simply a notification of the Company’s repurchase offer.
December 19, 2024
Dear Stockholder:
This letter serves to inform you of important dates relating to a repurchase offer by Carlyle Credit Solutions, Inc. (the “Company”). If you are not interested in tendering your shares of common stock, par value $0.01 per share, of the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action.
Please note that the sale of Shares that have been issued after January 1, 2024 will be subject to an “early repurchase fee” that will reduce your proceeds by 2%. In addition, the sale of Shares may also be subject to income and transfer taxes.
The tender offer period will begin on December 19, 2024 and end at 11:59 p.m., Eastern Time, on January 17, 2025. The purpose of the tender offer is to provide liquidity to stockholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during the tender offer period.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail, overnight delivery or fax to the Company’s Transfer Agent, State Street Bank and Trust Company, Attention: Carlyle Credit Solutions, Inc., using one of the below options:
Regular Mail – 1 Heritage Drive, Mailstop OHD0100, North Quincy, MA 02171
Overnight Mail – 1 Heritage Drive, Mailstop OHD0100, North Quincy, MA 02171
Fax – (617) 937-3051
If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.
All stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. The method of delivery of the Letter of Transmittal and all other required documents is at the election and sole risk of the tendering stockholder.
All tenders of Shares must be received in good order by the Company’s Transfer Agent by 11:59 p.m., Eastern Time, on January 17, 2025.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call the Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.